                                               ---------------------------------
                                                             OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:     3235-0145
                                               Expires:      October 31, 1997
                                               Estimated average burden
                                               hours per form..............14.90
                                               ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*

  Colorado Gaming & Entertainment Company (formerly Hemmeter Enterprises, Inc.)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                 (CUSIP Number)

                               Jean S. Loewenberg
                           Keystone Investments, Inc.
                               200 Berkeley Street
                                Boston, MA 02116
                                 (617) 338-3663
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 7, 1996
             (Date of Event which Requires Filing of this Statement)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    2    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keystone Investment Management Company
                I.R.S. #04-1504645
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                                   1,207,395
                       ---------------------------------------------------------
 BENEFICIALLY OWNED      8    SHARED VOTING POWER
         BY                        0
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER
      REPORTING                    1,207,395
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,207,395
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                21.73%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IA
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    3    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keystone Small Company Growth Fund (S-4)
                I.R.S. #04-2394427
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                                   494,015
                       ---------------------------------------------------------
BENEFICIALLY OWNED       8    SHARED VOTING POWER
       BY                          0
                       ---------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                      494,015
                       ---------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER
      WITH                         0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                494,015
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                8.89%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IV
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    4    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keystone High Income Bond Fund (B-4)
                I.R.S. #04-2394421
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Pennsylvania
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                                   477,839
                       ---------------------------------------------------------
BENEFICIALLY OWNED       8    SHARED VOTING POWER
        BY                         0
                       ---------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                      477,839
                       ---------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER
      WITH                         0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                477,839
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                8.60%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IV
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    5    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keystone America Strategic Income Fund
                I.R.S. #04-2946736
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                                   195,843
                       ---------------------------------------------------------
BENEFICIALLY OWNED       8    SHARED VOTING POWER
        BY                         0
                       ---------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                      195,843
                       ---------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER
      WITH                         0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                195,843
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                3.53%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IV
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    6    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keystone Fixed Income Advisers, Inc.
                I.R.S. #04-3133222
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                                   26,465
                       ---------------------------------------------------------
BENEFICIALLY OWNED       8    SHARED VOTING POWER
       BY                          0
                       ---------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                      26,465
                       ---------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER
      WITH                           0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,465
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                0.48%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IA (for Equifax, Inc. U.S. Retirement Income Plan)
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    7    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Keystone Fixed Income Advisers, Inc.
           I.R.S. #04-3133222
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                              11,780
                       ---------------------------------------------------------
BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
                              0
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER
      REPORTING               11,780
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH                  0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,780
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
           0.21%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IA (for Ampex Retirement Master Trust)
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP NO. ____________________                    PAGE    8    OF    12    PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Keystone Fixed Income Advisers, Inc.
           I.R.S. #04-3133222
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

- --------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
                              1,453
                       ------ --------------------------------------------------
BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
                              0
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER
      REPORTING               1,453
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH                  0
- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,453

- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
           0.03%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IA (for Buffalo Color Retirement Master Trust)
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer.

                  This Statement on Schedule D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Colorado Gaming & Entertainment Company (formerly Hemmeter Enterprises, Inc.), a Delaware corporation (the "Issuer").

         The principal executive offices of the Issuer are located at One Norwest Center, 1700 Lincoln Avenue, Denver, Colorado 80203.


ITEM 2.  Identity and Background.

                  This Statement is being filed by Keystone Investment Management Company ("Keystone"), which has discretionary authority with respect to the investments of its clients. Clients of Keystone own an aggregate of 1,207,395 Shares of Common Stock (such clients being referred to herein, collectively, as the "Holders").

                  Keystone, a Delaware corporation, is a registered investment adviser. The principal business of Keystone is to provide discretionary investment advisory services to its clients. The principal executive offices of Keystone are located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

                  George S. Bissell is the Chairman of the Board of Directors of Keystone Investments, Inc., which is the parent of Keystone. Albert H. Elfner, III is the Chief Executive Officer, President and a Director of Keystone Investments, Inc., as well as Chairman of the Board of Directors and Chief Executive Officer of Keystone. Roger T. Wickers is a Director of Keystone Investments, Inc. Stephen J. Arpante is a Director of Keystone Investments, Inc. Edward F. Godfrey is a Director, Senior Vice President, Chief Financial Officer and Treasurer of Keystone Investments, Inc., as well as Director, Senior Vice President, Chief Financial Officer, Treasurer of Keystone. Ralph J. Spuehler, Jr. is a Director and Senior Vice President of Keystone Investments, Inc., as well as Director of Keystone. Philip M. Byrne is a Director and Senior Vice President of Keystone Investments, Inc. James R. McCall is President and Director of Keystone. Rosemary D. Van Antwerp is Senior Vice President, General Counsel and Secretary of Keystone Investments, Inc., as well as Director, Senior Vice President, General Counsel and Secretary of Keystone. The primary occupation of each of Mr. Bissell, Mr. Elfner, Mr. Wickers, Mr. Arpante, Mr. Godfrey, Mr. Spuehler, Mr. Byrne, Mr. McCall and Ms. Van Antwerp is as set forth above in this paragraph. The business address of each of such persons is 200 Berkeley Street, Boston, Massachusetts 02116-5034. Substantially all of the shares of Keystone Investments, Inc. are held in eight voting trusts, in the case of seven of which Mr. Bissell, Mr. Elfner and Mr. Godfrey are the voting trustees, and in the case of one of which Mr. Elfner, Mr. Spuehler and Ms. Van Antwerp are the voting trustees. The business address of each such voting trust is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

                  During the past five years, none of Keystone, Mr. Bissell, Mr. Elfner, Mr. Wickers, Mr. Arpante, Mr. Godfrey, Mr. Spuehler, Mr. Byrne, Mr. McCall or Ms. Van Antwerp has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of such entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds and Other Considerations.

                  On June 7, 1996, under a plan of reorganization of the Issuer pursuant to provisions of Chapter 11 of the Bankruptcy Code (the "Plan"), entities (the "Debt Holders") which held secured claims against the Issuer (the "Secured Claims") received 12% Senior Secured PIK Notes and shares of Common Stock from the Issuer in exchange for relinquishment of the Senior Unsecured Claims. Pursuant to the Plan, the Holders, in the aggregate, received $12,074,000 in 12% Senior Secured PIK Notes and 1,207,395 shares of the Common Stock.

                  Prior to the reorganization described above, Grand Palais Riverboat, Inc. ("Grand Palais"), a wholly-owned subsidiary of Hemmeter Enterprises, Inc., filed a plan of reorganization pursuant to the provisions of Chapter 11 of the Bankruptcy Code (the "Grand Palais Plan"). In concert with that reorganization, Casino America, Inc. ("Casino America") acquired all of the common stock of Grand Palais. On May 3, 1995, the Debt Holders (in their capacity as secured creditors of Grand Palais) received 20,142,842 shares of the Common Stock of Casino America and Senior Secured Warrants for 1,333,334 shares of such Common Stock in relinquishment of their claims against Grand Palais pursuant to the Grand Palais Plan. Pursuant to the Grand Palais Plan, the Holders, in the aggregate, received 549,945 shares of such Common Stock and Senior Secured Warrants for 122,210 shares of such Common Stock.

ITEM 4.  Purpose of Transaction.

                  Pursuant to the Plan, the Debt Holders received $50,000,000 in 12% Senior Secured PIK Notes and 5,128,205 shares of Common Stock in exchange for relinquishment of the Secured Claims. The issuer had owed a total of approximately $174,238,600 to the Debt Holders. The shares received by the Debt Holders pursuant to the Plan represent approximately 100% (subject to dilution of up to 10%) of the total outstanding Common Stock (based on there being 5,128,205 shares of Common Stock outstanding)

                  Keystone High Income Bond Fund (B-4), a registered investment company for which Keystone acts as investment adviser, was a member of the PIK Noteholders Committee which filed a notice with the Bankruptcy Court, prior to the hearing to consider confirmation of the Plan, identifying the initial members of the Board of Directors. Of those named, one declined to serve, and the remaining individuals constituted the initial Board of Directors.

                  Keystone Small Company Growth Fund (S-4), a registered investment company for which Keystone is the investment adviser, was a member of the original Creditors' Committee acting on behalf of Hemmeter Enterprises, Inc. in connection with Hemmeter Enterprises, Inc.'s bankruptcy proceedings under Chapter 11 of the Bankruptcy Code. Thereafter, the Creditors Committee was reconstituted by the United States Trustee as a committee of noteholders and Keystone High Income Bond Fund (B-4), also a registered investment company for which Keystone is the investment adviser, was a member of such committee.

                  Except as described in this Item 4, Keystone has no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to acquire additional securities of the Issuer or to sell securities of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

                  (a) The Holders, in the aggregate, own 1,207.395 shares of the Common Stock, which represents approximately 23.54% of the total Common Stock outstanding (based on there being 5,128,205 shares of the Common Stock outstanding).

                  (b) Although Keystone does not directly own any of the Common Stock, since Keystone has discretionary authority with respect to the investments of its clients, Keystone has shared power to vote the 1,207,395 shares of Common Stock owned in the aggregate by the Holders. The information required by Item 2 with respect to Keystone is set forth in Item 2 above.

                  (c) There have been no reportable transactions with respect to the Common Stock within the last sixty days by any person named in Item 2 above except for the receipt of the Common Stock pursuant to the Plan, as described in
Item 4 above.

                  (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. Other than Keystone Small Company Growth Fund (S-4), a registered investment company, which owns 9.63% of the Common Stock, and Keystone High Income Bond Fund (B-4), a registered investment company, which owns 9.32% of the Common Stock, no Holder beneficially owns more than 5% of the common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Plan, on June 7, 1996, the Issuer issued shares of Common Stock and 12% Senior Secured PIK Notes to the Debt Holders in exchange for the Debt Holders' relinquishment of the Secured Claims, as described in Item 4 above.

                  Other than as set forth in this Item 6 and in Items 2, 4 and 5 above, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer. None of the Common Stock as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     June 17, 1996                             KEYSTONE INVESTMENT
   -----------------                           MANAGEMENT COMPANY
         Date

                                               By:    /s/ Albert H. Elfner, III
                                                      -------------------------

                                               Title: Chairman
                                                      --------